FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”) 788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

July 22, 2015

ITEM 3.	NEWS RELEASE

A news release was disseminated on July 15, 2015 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports an updated independent resource estimate for platinum, palladium and gold (“3E”) on the 58.62% owned Waterberg Joint Venture, effective July 20, 2015.

Mineral Resources at Waterberg on a 100% project basis have increased to an estimated 25.64 million ounces 3E in the Inferred category plus 12.61 million ounces 3E in the Indicated category, from 29 million ounces 4E Inferred in June 2014:

•	Inferred 246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t Pd, 0.16 g/t Au, 2.50 g/t cut-off)

•	Indicated 121 million tonnes grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t Pd, 0.16g/t Au, 2.5 g/t cut-off)

•	Previous Resource: Inferred 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 2.0 g/t cut-off) (Ken Lomberg Alan Goldschmidt QPs effective June 12, 2014).

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports an updated independent resource estimate for platinum, palladium and gold (“3E”) on the 58.62% owned Waterberg Joint Venture, effective July 20, 2015.

Mineral Resources at Waterberg on a 100% project basis have increased to an estimated 25.64 million ounces 3E in the Inferred category plus 12.61 million ounces 3E in the Indicated category, from 29 million ounces 4E Inferred in June 2014:

•	Inferred 246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t Pd, 0.16 g/t Au, 2.50 g/t cut-off)

•	Indicated 121 million tonnes grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t Pd, 0.16g/t Au, 2.5 g/t cut-off)

•	Previous Resource: Inferred 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 2.0 g/t cut-off) (Ken Lomberg Alan Goldschmidt QPs effective June 12, 2014)

Drilling is continuing at Waterberg with 10 drill rigs and the deposit is still open for expansion. Drilling and engineering work is being funded at this time 100% by the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) under a US$20 million firm commitment to the Joint Venture.

The shallowest T zone intersection is at 140 m below surface. Expanding the shallow T zone resource for prefeasibility planning is an objective of the current on-going drill program. Super F zones within the resource near surface where thickness exceeds 15 meters are also a focus of current drilling. The thicker zones have potential to add significantly to early mine plans for bulk mining considered in the on-going prefeasibility study.

The prefeasibility work is being completed by project teams from DRA, a global independent mining engineering firm, and Platinum Group on behalf of the Waterberg Joint Venture. Metallurgical work, plant designs, metal marketing studies, costing, engineering, servitude layouts for water and power and project planning is advancing as drilling continues for further resource expansion and definition.

100% Project Basis – July 20, 2015

T Zone 2.5 g/t Cut-off

Resource Category	Cut- off	Tonnage	Grade						Metal
	3E		Pt	Pd	Au	3E	Cu	Ni	3E
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	kg	Moz
Indicated	2.5	16.53	1.28	2.12	0.85	4.25	0.16	0.09	70253	2.26
Inferred	2.5	33.56	1.25	2.09	0.83	4.17	0.13	0.08	139945	4.50

F Zone 2.5 g/t Cut-off

Resource Category	Cut- off	Tonnage	Grade						Metal
	3E		Pt	Pd	Au	3E	Cu	Ni	3E
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	kg	Moz
Indicated	2.5	104.47	0.93	2.00	0.15	3.08	0.06	0.16	321768	10.35
Inferred	2.5	212.75	0.93	2.01	0.15	3.09	0.07	0.17	657398	21.14

T Zone 2.0 g/t Cut-off

Resource Category	Cut- off	Tonnage	Grade						Metal
	3E		Pt	Pd	Au	3E	Cu	Ni	3E
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.0	18.97	1.20	2.00	0.79	3.99	0.16	0.09	75 690	2.43
Inferred	2.0	34.99	1.23	2.04	0.82	4.09	0.13	0.08	143 109	4.60

F Zone 2.0 g/t Cut-off

Resource Category	Cut- off	Tonnage	Grade						Metal
	3E		Pt	Pd	Au	3E	Cu	Ni	3E
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	kg	Moz
Indicated	2.0	192.94	0.81	1.76	0.13	2.70	0.06	0.16	520 938	16.75
Inferred	2.0	440.13	0.79	1.72	0.13	2.64	0.07	0.17	1 161 943	37.36

1. The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the Company believes the differences are not material and the standards may be considered the same. Mineral Resources do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty. Mineral Resources may never be upgraded or converted to reserves.

2. The Mineral Resources and are provided on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of July 20th 2015.

3. A cut-off grade of 2.5 g/t 3E for both the T and the F zones is applied to the selected base case Mineral Resources. Previously a 2 g/t 4E cut-off was applied to the resources. For comparison with the previous resources a 2 g/t cut-off on the updated resource model is presented above.

5. Cut off for the T and the F zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company

6. Mineral Resources were completed by Charles Muller of CJM Consulting.

7. Mineral Resources were estimated using Kriging methods for geological domains created in Datamine from 220 mother holes and 270 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

8. The estimation of Mineral Resources have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors. The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.

9. The following prices based on an approximate recent 3 year trailing average in accordance with U.S. Securities and Exchange Commission ("SEC") guidance was used for the assessment of Resources; USD Pt 1,408/oz, Pd 744/oz, Au 1,374/oz, Rh 1,126/oz, Ru 73/oz, Ir 731/oz, Cu 3.18/lb, Ni 7.11/lb – see Cautionary Note.

10. Estimated grades and quantities for Rhodium will be included in recoverable metals and estimates in the on-going pre-feasibility work.

CIM Guideline on Resource Classification

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Project Agreement and Funding

On May 26, 2015 the Company announced that JOGMEC, Platinum Group, and empowerment partner Mnombo Wethu Consultants ("Mnombo") agreed to consolidate the Waterberg Joint Venture and the Waterberg Extension projects into one unitized project area. The Waterberg Joint Venture prospecting rights cover approximately 780 square kilometers with a further 331 square kilometers in accepted applications. Initial advance funding for the project under the firm US$20 million commitment has been received by Platinum Group, the operator. The US$8 million 2015 budget is funded by JOGMEC.

Project Engineering

Prefeasibility work on the overall Waterberg Joint Venture project is continuing. Budget quotations are in progress for the delivery of bulk services of electricity and water and upgraded roads.

Metallurgical results completed by DRA have generally confirmed earlier work completed as a component of an earlier Preliminary Economic Assessment at Waterberg. Samples have been analyzed with grinding and floatation tests and have provided approximately 80% recovery with a 100 g/t concentrate on the F zone. Additional optimization and flow sheet design work is on-going. The Waterberg material shows encouraging flotation response, producing a final concentrate product with no deleterious products which is expected to be saleable.

Qualified Person Data Verification and Quality Control and Assurance

Scientific and Technical Information in this Press Release related to Mineral Resources has been reviewed and approved by Charles J Muller, (BScHons) Pr Sci Nat (Reg. No 400201/04), an independent consulting geologist and resource estimator of CJM Consulting, an independent qualified person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("N1 43-101"). He has verified the data by reviewing the detailed assay and geological information on the Waterberg project and he visited the property in July 2015. He is satisfied that the data is appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Base metals and other major elements were determined by multi acid digestion with Inductively Coupled Plasma ("ICP") finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

This press release has been reviewed and approved by R. Michael Jones P.Eng a non-independent Qualified Person and the CEO of the Company.

A report with respect to the technical information contained here is planned to be filed on www.sedar.com within 45 days.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones, CEO and Co-founder

For further information contact:
R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure
The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward-Looking Statements
This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding all technical details of the updated Mineral Resources. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. and other Investors
Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

July 22, 2015